UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.  ____)*

Energy Composites Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29269B 100
(CUSIP Number)

Dean M. Smurthwaite
Fay M. Matsukage
455 Sherman Street, Suite 300
Denver, Colorado 80203
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29269B 100

1.	Names of Reporting Persons. Jamie L. Mancl

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 24,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29269B 100

1.	Names of Reporting Persons. Jennifer L. Mancl

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 24,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Energy Composites Corporation (the “Company”).  The Company’s principal executive offices are located at 4400 Commerce Drive, Wisconsin Rapids, Wisconsin  54494.

Item 2.    Identity and Background

This schedule is filed by Jamie Mancl and Jennifer Mancl (the “Mancls”).  The Mancls reside in Wisconsin.

The address of the principal business and principal office of the Mancls is 4400 Commerce Drive, Wisconsin Rapids, Wisconsin  54494.

Mr. Mancl’s principal occupation is serving as the President and a director of the Company.  Mrs. Mancl’s principal occupation is serving as a vice-president and a director of the Company.

During the last five years, the Mancls have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On October 14, 2008, pursuant to a Share Exchange Agreement dated as of July 26, 2008 by and among the Company, Advanced Fiberglass Technologies, Inc. ("AFT"), Jamie Lee Mancl, Jennifer Lynn Mancl and Integritas, Inc., the Mancls acquired 24,000,000 shares of Common Stock from the Company in exchange for all of the Mancls’ common shares of AFT.

Except as disclosed above, there have been no acquisitions or dispositions of the Company’s common shares made by the Mancls during the last 60 days.

Item 4.    Purpose of Transaction.

(a)           The Mancls acquired their shares of Common Stock for investment purposes and in the ordinary course of business.  The Mancls may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

The Company has conducted a private placement of convertible debentures and warrants to raise additional funds for the development of the Company’s business plans.  The holders of the convertible debentures and warrants can convert and/or exercise, as the case may be, these instruments into shares of the Company’s Common Stock pursuant to the terms of those instruments.  As members of the Company’s Board of Directors, the Mancls were involved in the decision to offer the Company’s securities in the private placement.

The Company has a stock incentive plan whereby the Company can issue securities, including Common Stock, to the Mancls in their capacity as officers and directors of the Company.  Currently, the Mancls have not received any awards pursuant to the plan.  The Mancls are not prohibited from receiving such awards under the plan in the future.

The Mancls have no other current plans for the acquisition or disposition of the Company’s securities.

Except for transactions in their capacity as officers and directors of the Company, the Mancls have no other present plans or proposals which relate to or would result in:

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c)           a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d)           any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Company;

(f)           any other material change in the Company’s business or corporate structure;

(g)           changes in the Company’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h)           causing a class of securities of the Company to be delisted from a national stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)           a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)           any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Mancls will continue to review their investment in the Company and reserve the right to change their intentions with respect to any or all such matters.

Item 5.    Interest in Securities of the Issuer.

(a)           As of October 14, 2008, the Mancls beneficially owned 24,000,000 shares of Common Stock (60% of shares outstanding based upon 40,000,000 shares outstanding as of October 14, 2008).  The Mancls’ beneficial ownership consists of 24,000,000 shares of Common Stock owned of record jointly by them.

(b)           As of October 14, 2008, the Mancls share the power to vote or direct the vote and to dispose or direct the disposition of 24,000,000 shares of Common Stock beneficially owned by the Mancls.

(c)           During the last 60 days, the Mancls did not have any transactions in the shares of the Company, other than as described above in Item 3.  See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)           No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Mancls.

(e)           As of October 14, 2008, the Mancls continue to be the beneficial owner of more than 5% of the class of securities.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to Be Filed as Exhibits

Joint Acquisition Statement dated as of October 14, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2008	/s/ Jamie Mancl
Date	Signature

Jamie Mancl, individually
Name/Title

October 14, 2008	/s/ Jennifer Mancl
Date	Signature

Jennifer Mancl, individually
Name/Title

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-(k)(1)

THIS AGREEMENT is entered into this 14th day of October, 2008 by and between Jamie Mancl and Jennifer Mancl, herein collectively referred to as the “parties”.

WHEREAS, the parties hereto may be deemed to be the direct or indirect beneficial owners of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and

WHEREAS, the regulations promulgated under Section 13(d) of the Exchange Act permit the joining of such beneficial owners in the filing of a single Joint Acquisition Statement reporting such ownership to the Securities and Exchange Commission.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

1.           The undersigned acknowledge and agree that the statement made on Schedule 13D is filed on behalf of each of the parties and that all subsequent amendments to the statement on Schedule 13D shall be filed on behalf of each of the parties without the necessity of filing additional joint acquisition statements.

2.           The parties acknowledge that each shall be responsible for the timely filing of statements made on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that such party knows or has reason to believe that such information is inaccurate.

3.           The parties consent to the inclusion of a copy of this agreement as an exhibit to any statement made on behalf of any of them.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date set forth herein.

October 14, 2008	/s/ Jamie Mancl
Date	Signature

Jamie Mancl, individually
Name/Title

October 14, 2008	/s/ Jennifer Mancl
Date	Signature

Jennifer Mancl, individually
Name/Title